
MAIL STOP 3720

January 29, 2009

Mr. Bernard Chan
Chief Executive Officer
Asia Document Transition
15D, Eton Building
288 Des Voeux Road
Central, Hong Kong

Re: **Asia Document Transition**
               Registration Statement on Form S-1/A
               Amended on January 21, 2009
               File no. 333-153888

Dear Mr. Chan:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one from our letter dated October 30, 2008. Please revise to make corresponding changes in your document to reflect that the selling shareholders are underwriters, including, for example, at page 9 under the Summary Plan of Distribution, and at page 46 in the Plan of Distribution section.

2. We note your response to prior comment four from our letter dated October 30, 2008. Please revise throughout to confirm that Asia Document no longer provides EDGAR services, for example, at page 5, paragraph one in the Summary Business section, and at page 29, paragraph three in the Business section.

Background, page 8

3. We note your response to prior comment nine from our letter dated October 30, 2008. We are still unclear what comprised the business reasons underlying the proposed spin-off. In this regard, please refer to Staff Legal Bulletin Four, September 16, 1997, available on the SEC website, www.sec.gov., specifically to Section B.4, stating the Staff's view that a non-valid business purpose for a spin-off would include the "creation of a public market in the shares of a company that has minimal operations or assets," which appears to be the case here. Please advise us how Cell Source Research determined that it had a valid business purpose, therefore, for the proposed spin-off. We may have further comment upon reviewing your response. Likewise, please advise us why ADT agreed to pay the somewhat significant expenses incurred in connection with the spin-off, beyond your ambiguous statement that ADT "will ultimately be the primary beneficiary of the offering."

Risk Factors, page 11
We will incur costs associated with SEC reporting compliance., page 16

4. We note your response to prior comment 14 from our letter dated October 30, 2008. We are unable to determine where you have addressed the final part of the comment, which requested that you address, within your MD&A section, why management determined to go public at this time in the company's development. Also, we do not understand your statement within your response that "the principle reason for going public is the need to comply with applicable securities laws relating to the spin-off." Compliance with applicable securities laws would appear to be a result of the decision to go public, as opposed to the reason to do so.

Internal Control over Financial Reporting, page 27

5. We are uncertain why you have included this disclosure, as it does not appear to relate to an item requirement under Form S-1. Please advise or revise.

Financial Statements as of June 30, 2008

Report of Independent Registered Public Accounting Firm

6. Refer to response 31. We note that all fieldwork was performed in Nevada and that your auditor states that they received sufficient evidentiary material, documentation and confirmations and used alternative procedures to support their opinion. After asking your auditor, please tell us, in detail, how your auditor conducted the audit and the basis for your auditor's conclusion that they performed sufficient procedures for the audit from their offices in Nevada for a registrant with all of its assets and operations in Hong Kong. Please ask your auditor to use the guidance in AU Section 326 - Audit Evidence in their analysis.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Robert Diener, Esq.
        via facsimile, 310-396-8608